Texas Beer Co CrowdFunding Video.mp4 (5m 9s) 16 speakers (Jesse Ancira, Speaker 2, Speaker 3, Speaker 4, Speaker 5, Erica Tatum, Speaker 7, Speaker 8, Speaker 9, Speaker 10, Speaker 11, Speaker 12, Speaker 13, Speaker 14, Speaker 15, Speaker 16)

[0:00:02] Jesse Ancira: Hello Jesse Ancira, former mayor of Taylor, Texas. Listen, I want to invite you to invest in Texas Beer Company. This has been an amazing investment for the city of Taylor. I was on the city council when we partnered with the beer company, and we dedicated our efforts to revitalizing Taylor. This, along with the McCrory Timmerman Building has been a great project. This is a happening place in Taylor. We have people coming in to town to visit us, to check us out, and I can tell you honestly that it wouldn't be the case were it not for the Texas Beer Company. This is a very family oriented place. It's a community place, and I invite you to come out and visit. I invite you to invest. I invite you to take advantage of this opportunity that you have before you.

[0:00:58] Speaker 2: Welcome to historic downtown Taylor, Texas. Today is our one year anniversary and crowdfunding kickoff for the Texas Beer Company.

[0:01:05] Speaker 3: Welcome to downtown Taylor, Texas right here at Second and Main where there's an exciting revitalization project underway, the McCrory Timmerman, we're proud to be part of this project, and we're proud to be doing our part to help bring back downtown Taylor, Texas. There's already other bars opened around us, and a lot of exciting things. There's now music on every corner, and well, it was a year ago was something that was not happening around here. We're excited to see that happening now.

[0:01:27] Speaker 4: This building was originally the first footprint we found was from about 1866. It's a very historical corner here in downtown Taylor. We're thrilled to have the Texas Beer Company and Pilot Knob, all the tenants that have come onboard, and all the new businesses that have come to Taylor. It seems to be a very opportune time to start a business here, because it's a huge growth factor.

[0:01:52] Speaker 5: Texas Beer Company is a people powered brewery, and a solar powered brewery. We are eternally grateful for all the folks who have helped get us this far.

[0:01:59] Erica Tatum: Hi, I'm Erica Tatum, and I'm a proud supporter. Come out and support the Texas Beer Company. They're awesome. They're making Taylor great.

[0:02:07] Speaker 7: Hi, have you been to downtown Taylor lately? There's so many great things going on. The Texas Beer Company is celebrating their one year anniversary, great people, great atmosphere. There's food by some amazing chefs that are now here in town. Sit down at the bar, talk to the person next to you. You never know who you're going to meet. Come on down, and have a great time.

[0:02:28] Speaker 8: I'm so happy to see Taylor being revitalized and turned into a viable, exciting community where we can all come out and enjoy ourselves and meet new people.

[0:02:37] Speaker 9: Taylor is no longer just a bedroom community anymore. We're a progressive, dynamic community with a lot of new thoughts, a lot of great thinkers in this town, and we're here to tell you we're here to stay, and we're going to make Taylor something that people will never forget. My hometown, Taylor, Texas.

[0:02:54] Speaker 10: This founder's wall is a great example of the way this community has come together to help make this a possibility for downtown Taylor, and the beer company here is a active part of the revitalization of what's going on.

[0:03:08] Speaker 11: we had over 300 people support us on Kickstarter. Now, that helped fund our pilot brewhouse, and we've been brewing recipes for the last year, but we can no longer keep up with demand. We're reaching out to our supporters again to launch another crowdfunding campaign to help us scale up and distribute across the great state of Texas. We're building a 30 barrel distribution brewery with a 20,000 watt solar array.

[0:03:30] Speaker 12: Here we are at 1331 West Second Street in Taylor, Texas. This is our production warehouse. I'm going to walk you through the process real quick. This is our mill. We're milling your grains together out of the auger, and up into the . This is basically a batch of beer in dry form, just about to become beer. Then, it runs through this auger, and into the brewhouse. Come on in.

[0:03:53] Speaker 13: Brewing Company built this brewhouse for us. They're out of Niagara Falls, Canada. This is a 120 barrel hot and cold system. It's a 30 barrel brewhouse, steam powered.

[0:04:04] Speaker 14: This is the brewing process itself. The steam line is coming in and is powering the brewhouse. It's a manual control, into your mash ton. That's where you're mashing the grains and extracting the sugars, to your ton, the continuation of that process. You're extracting and creating the , then you move the wart to your boil pedal. That's when you get to add your flavoring hops and bittering hops and anything else that you want. Then, out of that, it's onto the whirlpool. You're helping the clarity cool down the beer, and also running it through the heat exchange, and on the way to the fermenters where the beer becomes beer.

[0:04:40] Speaker 15: Your investment in the Texas Beer Company will give us the resources we need to efficiently run this brewhouse, so let's brew some beer.

[0:04:47] Speaker 16: We'd love to have you on our team and join this journey with us, so thank you for your support, and God bless Texas. [0:05:00]